INSTENT INC.

                        1995 PLAN STOCK OPTION AGREEMENT


OPTION AGREEMENT made effective as of the ____ day of __________, 1996, between InStent Inc., a Minnesota corporation (the "Company"), and _______________, ("Employee").

The parties hereto agree as follows:

1. Grant of Option. The Company hereby irrevocably grants to Employee the right and option, hereinafter call the Option, to purchase all of any part of any aggregate of _______ shares of the common stock, $__ par value, of the Company (the "Shares") subject to the terms and conditions herein set forth herein and in the Company's 1995 Stock Option and Compensation Plan, as such plan may be amended from time to time (the "Plan").

2. Purchase Price. The purchase price of the Shares covered by the Option shall be $_____ per share.

3. Exercise and Vesting of Option. The Option shall be exercisable only to the extent that all, or any portion thereof, has vested in the Employee. The Option shall vest in the Employee until the Option is fully vested, as set forth in the following schedule:

4.    Total Options                 Vesting Date


5. In the event that the Employee ceases to be employed by the Company, for any reason or no reason, with or without cause, prior to any Vesting Date, that part of the Option scheduled to vest on such Vesting Date, and all part of the Option scheduled to vest in the future, shall not vest and all of Employee's rights to and under such non-vested part of the Option shall terminate.
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6.   Term of Option. To the extent vested,  and except as otherwise  provided in this Agreement, the Option shall be exercisable until ____; provided, however, that in the event that Employee ceases to be employed by the Company, for any reason or for no reason, with or without cause, Employee or his/her legal representative shall have ____ days from the date of such termination of his/her position as an employee to exercise any part of the Option vested pursuant to Sections 3 or 4 of this Agreement. Upon the expiration of such _____ day period, or, if earlier, upon the expiration date of the Option as set forth above, the Option shall terminate and become null and void.

7. Rights of Option Holder. Employee, as holder of the Option, shall not have any of the rights of a shareholder with respect to the Shares covered by the option except to the extent that one or more certificates for such Shares shall be delivered to him upon the due exercise of all or any part of the Option.

8. General. The Option is granted pursuant to the Plan and is governed by the terms thereof. Any inconsistency between the terms of this Option Agreement and the terms of the Plan shall be governed by the terms of the Plan. The Company shall at all times during the term of the Option reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of this Option agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

INSTENT INC.:                       EMPLOYEE:

By